Delisting Determination,The Nasdaq Stock Market, LLC,
June 9, 2010, RHI Entertainment, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of RHI Entertainment, Inc.
(the Company), effective at the opening of the trading session on June 21, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(b)(1)(A).
The Company was notified of the Staffs determination on May 20, 2010. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on June 1, 2010.